UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GENERAL DYNAMICS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-3671	13-1673581
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2941 Fairview Park Drive, Suite 100, Falls Church, Virginia	22042
(Address of principal executive offices)	(Zip Code)

Gregory S. Gallopoulos, (703) 876-3000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

General Dynamics Corporation is submitting this Form SD in compliance with Rule 13p-1 of the Securities Exchange Act of 1934. General Dynamics operates through four business groups (Aerospace, Combat Systems, Marine Systems, and Information Systems and Technology), each of which further comprises operating business units.

Summary

Based on General Dynamics’ reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, General Dynamics has determined that, with respect to the vast majority of products subject to inquiry by Rule 13-p1 for the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”), the company has no reason to believe these products contain Conflict Minerals (as defined in Rule 13-p1) that may have originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”).

With respect to two business units, these business units have reason to believe that conflict minerals contained in products furnished by a common supplier may have originated in the Covered Countries. A Conflict Minerals Report, as required by Rule 13-p1, is provided as an exhibit to this specialized disclosure report.

Reasonable Country of Origin Inquiry

Each of our business units that manufactured or contracted to manufacture products completed during the Reporting Period (the “Completed Products”) evaluated those products to determine if Conflict Minerals may have been present and potentially necessary to the production or functionality of the Completed Products. Following this evaluation, each business unit then engaged in a RCOI by identifying, through a risk-based approach, those suppliers that were likely to provide products containing Conflict Minerals during the year ended December 31, 2013. The business unit then contacted each identified supplier to ascertain whether Conflict Minerals were used in the supplier’s products as provided to the business unit. In aggregate, General Dynamics’ business units conducted over 13,000 supplier inquiries.

Supplier responses can be grouped into five main categories:

(1)	The supplier represented that its products did not contain Conflict Minerals from the Covered Countries.

(2)	The supplier represented that it had not completed its own diligence about its products in order to be able to certify to the business unit whether the supplier’s products contain Conflict Minerals from the Covered Countries.

(3)	The supplier represented that it had completed its diligence but was unable to determine whether its products contain Conflict Minerals from the Covered Countries.

(4)	The supplier represented that its products contained Conflict Minerals that did or may have originated in the Covered Countries.

(5)	The supplier provided no response to the inquiry.

The business units evaluated each response to provide a level of assurance as to the response’s validity. For nonresponsive suppliers, the business units conducted additional outreach (including mailings or telephone contact).

Following the RCOI, all but two business units concluded that they have no reason to believe that any necessary Conflict Minerals in Completed Products may have originated in a Covered Country. Accordingly, due diligence for these business units as prescribed by Rule 13p-1 is not required.

Only two business units determined that they have reason to believe that a limited amount of necessary Conflict Minerals in some Completed Products may have originated in a Covered Country. These business units proceeded to conduct due diligence as described in the Conflict Minerals Report filed as Exhibit 1.02 to this Form SD and available on our website at www.generaldynamics.com/conflictminerals.

Item 1.02 Exhibit

See Exhibit 1.02 of this Form SD for the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENERAL DYNAMICS CORPORATION

By:	/s/ Phebe N. Novakovic
Phebe N. Novakovic
Chairman and Chief Executive Officer

Date: May 30, 2014